FOR IMMEDIATE RELEASE      Contact: Guy T. Marcus
October 29, 1998           Vice President-Investor Relations
                           (214) 978-2691

                     HALLIBURTON 1998 THIRD QUARTER EARNINGS

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announces that the company earned $195 million ($ .44 per diluted share) in the 1998 third quarter, compared to $218 million ($ .50 per diluted share) in the 1997 third quarter, before recognition of special charges. Financial results of both years have been restated to reflect completion of the company's merger with Dresser Industries, Inc. on September 29, 1998. The merger was accounted for as a pooling of interests. Third quarter 1998 revenues were $4,224 million, up one percent over the $4,177 million of revenues generated in the year earlier period.
         The 1998 third quarter financial results include a pretax special charge of $945 million ($722 million after tax or $1.64 per diluted share) to provide for consolidation, restructuring and merger related expenses. Components of the pretax special charge include $509 million of asset related writeoffs, writedowns and charges; $205 million related to personnel reduction costs; $121 million of facility consolidation charges; $64 million of merger transaction costs; and $46 million of other merger related costs. Including the special charge, Halliburton's net loss was $527 million ($1.20 per diluted share) in the 1998 third quarter.
         The Energy Services Group business segment's 1998 third quarter revenues were $2,163 million, a decline of three percent compared to the year earlier quarter. Adjusting for the de-consolidation of the Bredero-Shaw joint venture, revenues were flat. The worldwide rotary rig count declined by 21 percent in the 1998 third quarter,

                                     -more-

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Halliburton Company                              page 2


compared to a year ago. Lower crude oil and natural gas prices during 1998 have reduced customers' cash flows and influenced them to pull back on exploration, development and production spending during the third quarter. International revenues improved about five percent and represented 72 percent of the segment's revenues during the 1998 third quarter, while U.S. revenues in the quarter declined about 18 percent. U.S. activity was hampered by both weaker general market conditions and tropical storms in the Gulf of Mexico. Despite weaker market conditions, the Landmark Graphics Corporation data interpretation and management business and the upstream engineering and construction activities of Brown & Root Energy Services registered higher revenues for the quarter.
         The Energy Services Group's 1998 third quarter operating income was $263 million, off eight percent from the 1997 quarter. Operating margins were
12.1 percent in the 1998 third quarter, compared to 12.9 percent a year earlier. The Engineering and Construction Group business segment's revenues totaled $1,379 million in the 1998 third quarter, an increase of nine percent compared to last year's quarter. Operating income was $54 million in the quarter, up two percent from the 1997 third quarter. The increase of revenues was due, in part, to procurement related activities which carried minimal profit margins.
         The Dresser Equipment Group business segment's revenues were $681 million in the 1998 third quarter, about the same as a year earlier. Operating income increased by seven percent in the 1998 third quarter, compared to the 1997 quarter, while operating margins for the segment improved to 10.4 percent compared to the 1997 quarter's 9.7 percent. The segment's operating income and margin improvements were largely driven by stronger performance by the compression business, due primarily to cost reduction initiatives implemented in late 1997.
                                     -more-

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         Bill  Bradford,  chairman  of  the  board  of  Halliburton,  commented,
"Completion of the merger with Dresser positions Halliburton as the premier company providing both oilfield and engineering and construction services to the upstream and downstream petroleum industry. The company is now uniquely positioned in the energy industry in providing customers the broadest suite of products, services and technologies."
         Dick Cheney, Halliburton Company's chief executive officer, said, "While market conditions now challenge all petroleum industry participants, I am very optimistic about the outlook for Halliburton in the year ahead and the longer term. The completion of the merger with Dresser is most timely. The merger with Dresser is expected to be accretive to Halliburton's earnings per share. Action plans now being implemented should enable the company to achieve annualized pretax benefits of $250 million by the end of the first year of combined operations. Also, the merger and restructuring will generate additional
advantages  by  strengthening   and  improving   Halliburton's   balance  sheet,
technological base, product/service line offerings and integrated solutions capabilities which will mutually benefit both Halliburton and its customers. Our goal is to continue to build upon these strengths as we go forward."
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group, and Dresser Equipment Group business segments. In 1997 Halliburton's consolidated revenues were $16.3 billion and it conducted business with a workforce of approximately 100,000 in over 120 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.

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
                               HALLIBURTON COMPANY
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                        Quarter Ended           Nine Months Ended
                                        September 30               September 30
                                    ----------------------   ----------------------
                                       1998        1997         1998        1997
                                    ----------  ----------   ----------  ----------
                                        Millions of dollars except per share data
Revenues
 Energy Services Group              $  2,163.4  $  2,220.8   $  6,828.9  $  6,080.7
 Engineering and
  Construction Group                   1,379.4     1,268.6      4,164.5     3,722.2
 Dresser Equipment
  Group                                  681.2       687.6      2,070.6     1,978.5
                                    ----------  ----------   ----------  ----------
  Total revenues                    $  4,224.0  $  4,177.0   $ 13,064.0  $ 11,781.4
                                    ==========  ==========   ==========  ==========
Operating income
 Energy Services Group              $    262.7  $    287.0   $    850.1  $    705.4
 Engineering and
  Construction Group                      54.0        53.2        187.3       152.6
 Dresser Equipment
  Group                                   71.0        66.6        187.1       148.0
 Special charges                        (945.1)      (18.3)      (945.1)      (18.3)
 General corporate                       (20.1)      (16.3)       (59.7)      (51.4)
                                    ----------  ----------   ----------  ----------
  Total operating income (loss)         (577.5)      372.2        219.7       936.3

Interest expense                         (34.6)      (30.1)       (95.9)      (80.2)
Interest income                            7.2         5.0         21.4        15.8
Foreign currency
 losses                                   (7.9)       (1.5)        (9.7)       (3.7)
Other nonoperating, net                    3.3        (0.2)         2.7         0.4
                                    ----------  ----------   ----------  ----------

Income (loss) before income taxes
  and minority interests                (609.5)      345.4        138.2       868.6

Benefit (provision) for
 income taxes                             96.6      (130.0)      (184.1)     (325.0)

Minority interest in net
  income of subsidiaries                 (14.1)      (12.8)       (34.5)      (29.2)
                                    ----------  ----------   ----------  ----------
Net income (loss)                   $   (527.0) $    202.6   $    (80.4) $    514.4
                                    ==========  ==========   ==========  ==========
Basic income (loss)
per share                           $    (1.20) $     0.47   $    (0.18) $     1.20

Diluted income (loss)
per share                           $    (1.20) $     0.47   $    (0.18) $     1.19

Basic average
common shares
outstanding                              439.1       428.9        438.6       429.0

Diluted average
common shares
outstanding                              439.1       433.5        438.6       432.9

 Prior periods restated for the acquisition of Dresser Industries, Inc., which has been accounted for as a pooling of interests.


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